Exhibit 12
MERCK & CO., INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
($ in millions except ratio data)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Income Before Taxes	$17,283	$5,545	$8,739	$7,334	$1,653

Add (Subtract):
One-third of rents	117	122	133	138	144
Interest expense, gross	732	801	714	749	715
Interest capitalized, net of amortization	(1)	(2)	(49)	(2)	3
Equity (income) loss from affiliates, net of distributions	(72)	(168)	(350)	(394)	(263)
Earnings as defined	$18,059	$6,298	$9,187	$7,825	$2,252

One-third of rents	$117	$122	$133	$138	$144
Interest expense, gross	732	801	714	749	715
Preferred stock dividends	86	147	163	138	202
Fixed Charges	$935	$1,070	$1,010	$1,025	$1,061

Ratio of Earnings to Fixed Charges	19	6	9	8	2
For purposes of computing these ratios, “earnings” consist of income before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, interest capitalized, net of amortization and equity (income) loss from affiliates, net of distributions. “Fixed charges” consist of one-third of rents, interest expense as reported in the consolidated financial statements and dividends on preferred stock. Interest expense does not include interest related to uncertain tax positions.